Exhibit 21

WESTAR ENERGY, INC.

Subsidiaries of the Registrant

Subsidiary	State of Incorporation	Date Incorporated
1) Kansas Gas and Electric Company	Kansas	October 9, 1990

2) Westar Industries, Inc.	Kansas	October 8, 1990

3) Protection One, Inc.	Delaware	June 21, 1991